15026729

SECURITIES AND EXCHANGE RECEIVED APR 22 2015 17 REGISTRATIONS BRANCH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47955

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ceros Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1445 Research Blvd, Suite 530
(No. and Street)

Rockville (City) MD (State) 20850 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Catherine Avers-Rigsby (866) 842-3356
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William Batdorf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

1776 K Street, NW, Suite 840 (Address) Washington, DC 20006 (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ty 4/24

ty 4/24

OATH OR AFFIRMATION

I, Catherine Ayers-Rigsby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ceros Financial Services, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA HOLLAND
Notary Public
Howard County
Maryland
My Commission Expires January 17, 2017

Signature

CEO
Title

ANGELA HOLLAND NOTARY PUBLIC HOWARD COUNTY, MARYLAND

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ceros Financial Services, Inc. and Subsidiaries

Consolidated Financial Statements

Year Ended

December 31, 2014

CEROS FINANCIAL SERVICES, INC.

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT DECEMBER 31, 2014

CONTENTS

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1776 K STREET, N.W., SUITE 840
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Ceros Financial Services, Inc.

We have audited the accompanying statement of financial condition of Ceros Financial Services, Inc. (a Massachusetts corporation) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. Ceros Financial Services, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Ceros Financial Services, Inc. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

Washington, DC
February 26, 2015

CEROS FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

ASSETS

	2014	2013
Cash and Cash Equivalents	$ 1,309,360	$ 864,549
Securities Owned	25	39
Receivable from Clearing Organizations	70,626	101,734
Deposit with Clearing Organizations	205,253	205,253
Accounts Receivable	996,318	1,050,499
Accounts Receivable-Related Parties	32,066	31,941
Tax Benefit of NOL Carryback	0	3,098
Prepaid Expenses and Deposits	95,049	123,244
Property and Equipment – Net	210,035	71,978
Total Asset	$ 2,918,732	$ 2,452,335

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Payable to Clearing Organizations	$ 0	$ 9,368
Accounts Payable to Related Parties	4,514	2,602
Accounts Payable and Accrued Expenses	1,553,597	1,393,980
Total Liabilities	1,558,111	1,405,950

STOCKHOLDERS' EQUITY

Common Stock	$ 1,150,000	$ 1,150,000
Additional Paid in Capital	55,843	55,843
Preferred Stock	250,000	0
Retained Earnings	(95,222)	(159,458)
Total Stockholders' Equity	1,360,621	1,046,385
Total Liabilities and Stockholders' Equity	$ 2,918,732	$ 2,452,335

CEROS FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENT OF INCOME
DECEMBER 31, 2014 AND 2013

REVENUES	**2014**	**2013**
Commissions	$ 1,732,841	$ 1,775,538
Investment Advisory Fees	7,797,003	5,031,899
MAS Fees	675,552	785,630
Sale of Investment Company Shares	4,504,235	4,182,340
Other Advisory Income and Reimbursements	153,370	152,402
Interest and Dividends	54,348	70,459
Other Income	195,315	194,000
Total Revenue	15,112,664	12,192,268
EXPENSES		
Commissions and Other Compensation	7,691,210	5,698,390
Administrative Salaries	1,663,255	1,407,667
Clearing, Transaction, and Related Costs	3,681,743	3,409,454
Commissions Paid to Affiliate	134,773	271,951
Occupancy	173,349	146,476
Professional Fees	428,934	252,792
Meals and Entertainment	19,188	9,797
Payroll and Other Taxes	94,373	77,003
Dues and Subscriptions	65,997	37,563
Insurance	116,384	80,562
Communications	44,929	38,533
Promotional Costs	178,403	75,028
Interest Expense	16,194	9,449
Quote Services	25,446	34,259
Regulatory Fees	280,346	168,994
Other Operating Expenses	385,092	263,617
Total Expenses	14,999,614	11,981,535
Net Income before Provision for Income Taxes	113,050	210,733
Provision for Income Taxes	48,812	76,100
Net Income	$ 64,236	$ 134,633

CEROS FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Paid-In Capital	Preferred Stock	Retained Earnings	Total
Balance 12/31/2013	$ 1,150,000	$ 55,843		$ (159,458)	$ 1,046,385
Preferred Stock			250,000		250,000
Net Income	0	0	0	64,236	64,236
Balance 12/31/2014	$ 1,150,000	$ 55,843	$ 250,000	$ (95,222)	$ 1,360,621

CEROS FINANCIAL SERVICES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	64,236
Adjustments to reconcile Net Income to	
Net Cash Provided by Operating Activities:	
Depreciation and Amortization	28,590
Change in Assets and Liabilities	
Receivables from Clearing Organizations	21,740
Securities Owned	14
Accounts Receivable, Related Parties	125
Accounts Receivable, Other	54,181
Prepaid Expenses	26,668
Deferred Income Tax Payable	52,366
Security Deposits	1,527
Accounts Payable and Accrued Expenses	110,348
Accounts Payable, Related Parties	1,912
Net Cash Provided by Operating Activities	361,457
CASH FLOWS FROM INVESTING ACTIVITIES	
Additional Purchase of Equipment	(166,647)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from Preferred Stock	250,000
Net change in Cash and Cash Equivalents	444,810
CASH AND CASH EQUIVALENTS	
Cash at Beginning of the Year	864,549
Cash at End of the Year	1,309,359

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash Paid for Income Taxes	$ -
Cash Paid for Interest	$ 17,484

NOTE 1 - ORGANIZATION AND PRINCIPAL BUSINESS ACTIVITY

Ceros Financial Services, Inc. (the "Company") is a securities broker-dealer operating on a fully-disclosed basis. The Company is a wholly owned subsidiary of Ceros Holding AG and a registered member of the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the National Futures Association and various state securities commissions.

Ceros' primary business operation is facilitating securities transaction execution and related services for registered investment advisors and registered securities broker-dealers

Advisors Preferred, LLC is a wholly owned subsidiary of Ceros Financial Services, Inc. established in 2011 to operate a registered investment advisory business, primarily serving investment companies registered under the Investment Company Act of 1940.

ATCap Partners LLC is a wholly owned subsidiary of Ceros Financial Services, Inc. established in 2011 to operate a registered investment advisory business.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur, which management believes is not materially different than trade date basis. Advisory fees are collected monthly and recognized as revenue as earned.

Reclassification – Certain prior period financial statement amounts have been reclassified to conform to the current period presentation which may affect the statement of cash flows.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Property and Equipment - Property and equipment are stated at cost, less accumulated depreciation. Expenditures for routine repairs and maintenance are charged to operations as they are incurred while those which significantly, improve or extend the lives of existing assets are capitalized. Depreciation is computed using the straight-line and accelerated methods.

Income Taxes - Income tax expense includes federal and state taxes currently payable and, when material, deferred taxes arising from temporary differences between income for financial reporting and tax purposes and also operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. In general the prior three years tax returns filed with various taxing agencies are open to examination

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

Translation of Foreign Currencies - Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

NOTE 3 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $1,009,485 which was $950,223 in excess of its required net capital of $59,262. The Company's ratio of aggregate indebtedness to net capital was 8.8 to 1.

NOTE 4 - OTHER REGULATORY REQUIREMENTS

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

NOTE 5- RELATED PARTY TRANSACTIONS

The Company is related, through common ownership and control, to a foreign corporation. The Company has an agreement with this affiliate whereby revenue earned from transactions of the affiliate's clients is paid to the affiliate as an expense. For the year ended December 31, 2014, the Company recorded $149,484 as an expense under this agreement.

Receivables from affiliate are substantially all for loans and advances.

NOTE 6 - CAPITAL STRUCTURE
As of December 31, 2014, the Company had 300,000 shares of Class A voting common stock authorized, $10 par value, and 250,000 shares issued and outstanding. The first 150,000 shares were issued at $1, which was par value at the time of issuance. The Company had 10,000 shares of Series A Preferred Stock authorized, no par value, $100 issue price and 7,500 shares issued and outstanding. The first 2,500 shares were issued at $100 per share.

NOTE 7 - PENSION PLAN
The Company has a defined contribution retirement plan. Discretionary contributions are made to individual accounts of eligible employees. Employees meeting certain age and service requirements participate in the plan. There was no company contribution for the year ended December 31, 2014.

NOTE 8 - CONCENTRATIONS OF CREDIT RISK
At various times during the year cash and cash equivalents consisted of cash on deposit with banks which were in excess of insured limits and money market mutual funds which are not insured. As of December 31, 2014, the Company had no money in a money market mutual fund which is not insured. The company has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk.

N0TE 9 – INCOME TAXES
The provision for income taxes consists of the following at December 31, 2014:
Current Deferred Total

Federal	$ 39,486
State	9,326
Total	$ 48,812

The principal temporary difference between income before taxes for financial reporting purposes and for income tax purposes relates to differences in depreciation methods and net operating loss carryovers.

NOTE 10 – COMMITMENTS AND CONTINGENCIES
The Company has entered into a seven year lease for office space. Minimum lease payments required under this lease are as follows:

2015	$ 110,266
2016	113,574
2017	116,981
2018	120,490
Total	$ 461,311

NOTE 11 - ADVERTISING

The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2013 and 2014 were $75,028 and $178,403 respectively.

NOTE 12 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 28, 2014 the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

CEROS FINANCIAL SERVICES, INC.
AT DECEMBER 31, 2014

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity from Statement of Financial Condition	$ 1,360,621
Deductions and/or Changes:	
Non-Allowable Assets from Statement of Financial Condition	
Receivable from Clearing	8,421
Accounts Receivable	142,737
Prepaid Expenses and Deposits	95,049
Receivable from Affiliates	32,066
Property and Equipment	210,035
Net Assets of Subsidiary	(137,627)
	350,681
Net Capital before Haircuts	1,009,940
Haircuts on Securities	455
Net Capital	$ 1,009,485

SCHEDULE II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum Net Capital Required	$ 59,262
Minimum Dollar Net Capital Requirement	$ 50,000
Net Capital Requirement	$ 59,262
Excess Net Capital	$ 950,223
Excess Net Capital at 10% of A.I. or 120% of Minimum Dollar Net Capital Requirement	$ 920,592

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness Liabilities	$ 888,934
Percentage of Aggregate Indebtedness to Net Capital	88.06%

SCHEDULE III

STATEMENT RELATING TO REQUIREMENTS OF RULE 17a-5(d)(4)

The differences in the computation of net capital in this report and the corresponding computation prepared by the Company for inclusion in its Unaudited Part II Focus Report as of December 31, 2014, are not material.

The Company's consolidated subsidiaries had total equity of $3,975 and $(47,868) and total assets of $864,441 and $699,900 respectively at December 31, 2014 and 2013. The accounts of the subsidiaries are not included in the Company's net capital computation.